June 6, 2006

Via U.S. Mail and Facsimile (011-44-20-7644-0672)

Woosun Jung
Chairman of the Board, President and
     Chief Financial Officer
2-Track Global, Inc.
35 Argo House, Kilburn Park Road
London, UK NW6 5LF

	Re:	2-Track Global, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2005
		Filed April 24, 2006
		File No. 0-50168

Dear Mr. Jung:

      We have limited our review of your Form 10-KSB for the fiscal year ended December 31, 2005 to disclosure relating to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment after reviewing your response letter filed May 30, 2006. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the statement in your response that you do not intend to sell any of your products to Iran. Please clarify for us whether this statement expresses your intention with respect to sales directly to the government of Iran; your intention with respect to sales to the Iranian government, to entities controlled directly or indirectly by the Iranian government, and to other parties in Iran;
or your intention with respect to some other scope of Iranian sales.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Max Webb
		Assistant Director
		Division of Corporation Finance